 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

Eastside Distilling Inc.
(Name of Issuer) Common Stock, $0.0001 par value
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

277802302
(CUSIP Number)

Paul Rubacky

Chief Compliance Officer and Chief Financial Officer

c/o Quad Management Capital Advisors, LLC

90 Park Avenue, 5th Floor

New York, NY 10016

(646) 432-0436

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	776650103	Page 2 of 13 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Quad Capital Management Advisors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
690,062
	8	SHARED VOTING POWER
797,258
	9	SOLE DISPOSITIVE POWER
690,062
	10	SHARED DISPOSITIVE POWER
797,258
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
797,258
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14		TYPE OF REPORTING PERSON
IA

(1)	This percentage is based on 9,675,028 shares outstanding as of September 30, 2019 as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019.

CUSIP No.	776650103	Page 3 of 13 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Quad Management Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
690,062
	8	SHARED VOTING POWER
797,258
	9	SOLE DISPOSITIVE POWER
690,062
	10	SHARED DISPOSITIVE POWER
797,258
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
797,258
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14		TYPE OF REPORTING PERSON
OO (Limited Liability Company)

(1)	This percentage is based on 9,675,028 shares outstanding as of September 30, 2019 as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019.

CUSIP No.	776650103	Page 4 of 13 Pages
1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
John Guarino
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
690,062
	8	SHARED VOTING POWER
797,258
	9	SOLE DISPOSITIVE POWER
690,062
	10	SHARED DISPOSITIVE POWER
797,258
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
797,258
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.2% (1)
14		TYPE OF REPORTING PERSON
IN

(1)	This percentage is based on 9,675,028 shares outstanding as of September 30, 2019 as reported in the Company’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019.

Explanatory Note

The Reporting Persons (as defined below) were eligible to file a Schedule 13G on May 22, 2019. As of August 27, 2019, pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Person determined that they are now required to file this statement on Schedule 13D. As of December 18, 2019 pursuant to Rule 13d-2(a), Reporting Persons are filing an amendment to report the acquisition of beneficial ownership of securities in an amount equal to one percent or more of the class of securities of the Issuer (as defined below).

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) of Eastside Distilling, Inc., a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1001 SE Water Avenue, Suite 390 Portland, Oregon 97214.

Item 2.	Identity and Background.

(a) and (f) This Schedule 13D is being filed by (collectively, the “Reporting Persons”): (i) Quad Capital Management Advisors, LLC (“Quad” or the “Manager”), a Delaware limited liability company, (ii) Quad Management Partners, LLC, a Delaware limited liability company (“QMP”), and (iii) John Guarino, a citizen of the United States. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

This statement relates to shares of Common Stock held directly by certain funds and accounts, of which the Manager acts as investment manager or sub-adviser (collectively, the “Accounts”). All investment and voting decisions for the Accounts have been delegated to the Manager in its capacity as investment manager or sub-adviser. QMP is the sole member of the Manager. Mr. Guarino is the managing member of QMP. Each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock held by the Accounts. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Exchange Act.

(b) The address of the principal offices of each of the Reporting Persons is 90 Park Avenue, Floor 5, New York, NY 10016.

(c) The principal business of the Manager is to provide investment advisory services and/or sub advisory services to the Accounts. The principal business of QMP is serving as the managing member of Quad. The principal occupation or employment of Mr. Guarino is to serve as the managing member of QMP.

(d) None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding.

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The 797,258 shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired in the ordinary course of business for an aggregate of approximately $3,656,832 with working capital of the Accounts set aside for the general purpose of investing.

Page 5 of 13 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported herein for investment purposes, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons will continue to evaluate their investment in the Issuer’s Common Stock and may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock, including by engaging, to the extent permitted by applicable law, in short selling of, or any hedging or similar transaction with respect to, the Common Stock, at times and in such manner as they deem advisable. As part of its evaluation, the Reporting Persons will continue to monitor and assess the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation, board composition and other related matters, as well as prevailing marketing conditions, alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such with managers or directors of the Issuer, other shareholders, industry analysts, industry participants, investment and financing professionals courses of credit and other investors.

Geoffrey Gwin (“Gwin”), an ordinary member of Quad and the managing member of one of the Accounts sub-advised by Quad, was appointed to the board of directors of the Issuer on or about September 3, 2019, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Due to the appointment of Gwin to the board of the Issuer, Reporting Persons are filing this Schedule 13D. Gwin is the managing member to Group G Capital Partners, LLC (“Group G”) a Delaware limited liability company, and investment adviser to Group G Investments, LP. Group G beneficially owns 107,196 shares of Common Stock, acquired in the ordinary course of business. In his capacity as an ordinary member and portfolio manager with Quad, Gwin is subject to Quad’s investment and risk restrictions and oversight. Gwin is not a control person of either Quad or QMP.

Expect as set forth herein, the Reporting Persons currently have no plan or proposals with respect to any of the actions described in subsections (a) through (j) of Item 4 of schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference. The beneficial ownership percentages reported herein are based on 9,675,028 Shares outstanding as of September 30, 2019, as reported in the Company’s quarterly report on Form 10-Q filed with the SEC on November 14, 2019.

As of the date hereof, the Accounts hold 797,258 shares of Common Stock.

(c)       Except for the transactions listed in Exhibit 2 hereto, there have been no transactions in the shares of Common Stock by the Reporting Person during the past 60 days. One such transaction was privately negotiated with an existing Common Stockholder and the other transactions were effected in the open market through a broker for the benefit of the Accounts.

(d)         To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the Accounts, or their partners, members, affiliates or shareholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

(e)         This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understanding or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Page 6 of 13 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1- Joint Filing Agreement

Exhibit 2 – Transaction Report

Page 7 of 13 Pages

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2019

Quad Capital Management Advisers, LLC

By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

Quad Management Partners, LLC

By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

By:	/s/ John Guarino
Name: John Guarino
Title: Managing Member of Quad Management Partners LLC

Page 8 of 13 Pages

Exhibit 1

The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the Common Stock of Eastside Distilling, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended. This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: December 26, 2019

Quad Capital Management Advisers, LLC

By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

Quad Management Partners, LLC

By:	/s/ Paul Rubacky
Name: Paul Rubacky
Title: Chief Compliance Officer and Chief
Financial Officer

By:	/s/ John Guarino
Name: John Guarino
Title: Managing Member of Quad Management Partners LLC

Page 9 of 13 Pages

Exhibit 2 - Transaction Report

Group G Capital Partners, LLC

Date	Number of Shares	Price per Share	Total Cost
05/23/2019	2,000	$4.76	$9,515
05/30/2019	775	$4.58	$3,548
06/03/2019	600	$4.49	$2,693
06/12/2019	250	$4.28	$1,071
06/13/2019	250	$4.16	$1,040
06/26/2019	250	$4.20	$1,049
07/17/2019	75	$4.54	$341
07/19/2019	4,300	$3.93	$16,882
07/22/2019	14,200	$3.62	$51,336
07/23/2019	125	$3.73	$466
08/15/2019	223	$4.00	$892

Quad Capital Management Advisors, LLC

Date	Number of Shares	Price per Share	Total Cost
05/23/2019	6,656	$4.81	$32,032
05/23/2019	5,200	$4.90	$25,462
05/24/2019	2,120	$4.85	$10,293
05/24/2019	1,420	$4.70	$6,670
05/28/2019	13,136	$4.70	$61,779
05/28/2019	12,536	$4.72	$59,195
05/30/2019	12,025	$4.60	$55,340
05/31/2019	33,962	$4.37	$148,477
05/31/2019	16,554	$4.16	$68,804
06/03/2019	5,350	$4.55	$24,356
06/03/2019	1,280	$4.55	$5,828
06/04/2019	3,070	$4.71	$14,455
06/04/2019	2,000	$4.71	$9,428
06/05/2019	6,600	$4.69	$30,943
06/05/2019	600	$4.75	$2,850
06/06/2019	6,852	$4.60	$31,522
06/06/2019	2,600	$4.52	$11,765
06/07/2019	8,200	$4.74	$38,881
06/07/2019	2,007	$4.76	$9,555
06/10/2019	9,100	$4.47	$40,706
06/10/2019	900	$4.34	$3,902

Page 10 of 13 Pages

Exhibit 2 - Transaction Report

Quad Capital Management Advisors, LLC

Date	Number of Shares	Price per Share	Total Cost
06/11/2019	4,300	$4.37	$18,770
06/11/2019	1,700	$4.29	$7,289
06/12/2019	2,298	$4.28	$9,839
06/13/2019	8,891	$4.30	$38,205
06/13/2019	14,959	$4.20	$62,902
06/14/2019	8,925	$4.32	$38,543
06/17/2019	6,800	$4.36	$29,658
06/17/2019	13,303	$4.19	$55,707
06/18/2019	7,800	$4.23	$33,011
06/18/2019	5,000	$4.16	$20,785
06/19/2019	6,200	$4.30	$26,659
06/20/2019	10,297	$4.46	$45,940
06/20/2019	11,742	$4.48	$52,559
06/21/2019	6,954	$4.36	$30,299
06/24/2019	4,792	$4.31	$20,638
06/24/2019	5,246	$4.23	$22,176
06/25/2019	3,400	$4.31	$14,647
06/25/2019	200	$4.25	$850
06/26/2019	11,050	$4.19	$46,307
06/26/2019	5,200	$4.08	$21,236
06/27/2019	3,100	$4.29	$13,313
07/01/2019	3,000	$4.53	$13,601
07/01/2019	527	$4.51	$2,375
07/02/2019	900	$4.51	$4,056
07/02/2019	2,283	$4.42	$10,085
07/08/2019	1,900	$4.42	$8,391
07/09/2019	9,200	$4.40	$40,467
07/09/2019	2,100	$4.30	$9,036
07/10/2019	2,315	$4.40	$10,190
07/10/2019	1,405	$4.37	$6,138
07/11/2019	6,100	$4.31	$26,270
07/12/2019	1,500	$4.35	$6,525
07/15/2019	3,085	$4.55	$14,052
07/15/2019	2,912	$4.53	$13,199
07/16/2019	25,466	$4.58	$116,511
07/16/2019	19,439	$4.65	$90,474
07/17/2019	2,625	$4.51	$11,850
07/18/2019	22,318	$3.98	$88,892
07/18/2019	18,696	$4.02	$75,136
07/22/2019	88,806	$3.63	$322,578
07/22/2019	75,228	$3.57	$268,225

Page 11 of 13 Pages

Exhibit 2 - Transaction Report

Quad Capital Management Advisors, LLC

Date	Number of Shares	Price per Share	Total Cost
07/23/2019	29,092	$3.76	$109,415
07/23/2019	3,100	$3.82	$11,834
07/24/2019	3,740	$3.91	$14,605
07/24/2019	10,431	$3.89	$40,559
07/25/2019	10,224	$4.07	$41,594
07/25/2019	30,750	$4.02	$123,479
07/26/2019	4,286	$4.16	$17,827
07/26/2019	8,186	$4.17	$34,137
07/30/2019	2,400	$4.20	$10,090
07/30/2019	6,200	$4.20	$26,063
07/31/2019	3,390	$4.25	$14,391
07/31/2019	7,120	$4.25	$30,232
08/01/2019	4,810	$4.24	$20,386
08/01/2019	3,508	$4.18	$14,647
08/02/2019	3,000	$4.16	$12,485
08/02/2019	4,775	$4.11	$19,607
08/05/2019	6,556	$4.11	$26,939
08/06/2019	2,800	$4.29	$12,021
08/06/2019	5,047	$4.28	$21,613
08/07/2019	2,100	$4.14	$8,699
08/08/2019	2,400	$4.20	$10,083
08/08/2019	400	$4.12	$1,648
08/09/2019	14,099	$3.97	$56,013
08/12/2019	3,395	$4.10	$13,919
08/12/2019	3,300	$4.21	$13,885
08/13/2019	2,500	$4.02	$10,059
08/14/2019	15,300	$3.84	$58,810
08/14/2019	100	$4.20	$420
08/15/2019	66,953	$4.10	$274,625
08/15/2019	28,324	$4.09	$115,749
08/16/2019	5,818	$3.97	$23,091
08/16/2019	11,832	$4.02	$47,614
08/19/2019	4,662	$4.23	$19,703
08/19/2019	10,754	$4.11	$44,221
08/20/2019	9,601	$4.33	$41,578
08/20/2019	21,924	$4.26	$93,368

Page 12 of 13 Pages

Exhibit 2 - Transaction Report

Quad Capital Management Advisors, LLC

Date	Number of Shares	Price per Share	Total Cost
8/21/19	1,100	$4.52	$4,971
8/21/19	9,550	$4.52	$43,183
8/22/19	9,896	$4.74	$46,931
8/22/19	13,579	$4.65	$63,172
8/23/19	8,958	$4.65	$41,690
8/23/19	7,900	$4.65	$36,702
12/17/19	4,250	$2.72	$11,546
12/17/19	400	$2.72	$1,087
12/17/19	21,250	$2.55	$54,613
12/17/19	4,250	$2.72	$11,546
12/17/19	42,500	$2.55	$109,225
12/17/19	21,250	$2.55	$54,613
12/17/19	7,100	$2.71	$19,241
12/18/19	1,275	$2.77	$3,532
12/18/19	8,645	$2.87	$24,832
12/18/19	2,475	$2.77	$6,856
12/18/19	13,097	$2.87	$37,620
12/18/19	2	$3.07	$6
12/18/19	3,750	$2.77	$10,388
12/18/19	1,751	$3.07	$5,384
12/18/19	1	$3.07	$3
12/18/19	4,453	$2.87	$12,791
12/18/19	1	$3.07	$3
12/18/19	5,150	$3.07	$15,835
12/18/19	3,400	$3.07	$10,454

Page 13 of 13 Pages